Exhibit 99.1

The following are excerpts from a transcript for Bally’s Corporation’s (“Bally’s”) earnings conference call held on May 5, 2022:

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Question: Barry Jonas

Congrats, Bobby, on the new role. Maybe just as a first question, can you give any color on the strategic review and the conclusion?

Answer: Lee Fenton

Barry, obviously, we're limited in what we can say here. But I'll pass this one over to our new CFO, Bobby Lavan, who can give you a bit more color.

Answer: Robert Lavan

Thanks, Barry. The committee hired world-class financial and legal experts who did a lot of analysis, had discussions with representatives of Standard General and worked hard to get to what was the best interests of the shareholders. The committee worked hard with advisers, assessing among other things, the terms of Standard General's proposal and the fact that it was financed a significant part from sale-leaseback transactions, future prospects, including the synergies that we expect to realize and other opportunities we hope to be available, and recent and historical trading prices and other factors. So at the conclusion of the review, Standard General and Bally’s could not reach an agreement, so the committee decided to terminate discussions. And while it is not an alternative, we are pursuing a tender offer to return significant amounts of capital to shareholders.

Question: Barry Jonas

Great. And then in regards to the proposed tender offer as well as other developments you're pursuing, whether that's Vegas or other cities, how are you thinking about financing? And maybe walk us through how you see net leverage progressing for the company?

Answer: Robert Lavan

Yes. I mean, Barry, as you know, tender offer rules are very strict. So the commencement of the offer is subject to obtaining committed financing, and we are evaluating all the options with our advisers, so stay tuned…

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Question: Stephen Grambling

Maybe another follow-up just on the tender, I guess, determined the magnitude, the $300 to $500, I guess, why was that the appropriate range?

Answer: Lee Fenton

Bobby?

Answer: Robert Lavan

Yes. I mean, that was where the Board felt that a good amount was, but we can't comment more than that.

Question: Stephen Grambling
And is the tender offer kind of the ultimate end result of that review? Or would you say that there's also other opportunities that you could think about that are still being evaluated.

Answer: Robert Lavan

This is the ultimate end of the review. The Board is always evaluating ways to drive long-term shareholder value.

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This communication is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell common stock of Bally's. The tender offer will be made only pursuant to an offer to purchase, letter of transmittal and related materials that Bally's intends to distribute to its shareholders and file with the SEC. Shareholders and investors should carefully read the offer to purchase, letter of transmittal and related materials because they will contain important information, including the various terms of, and conditions to, the tender offer. Shareholders and investors will be able to obtain a free copy of the tender offer statement on Schedule TO, the offer to purchase, letter of transmittal and other documents that Bally's intends to file with the SEC at the SEC's website at www.sec.gov or by calling the Information Agent (to be identified at the time the offer is made) for the tender offer. Shareholders are urged to carefully read these materials prior to making any decision with respect to the tender offer.